CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Canopy Growth Announces Inaugural Trading Date on the New York Stock Exchange

May 23, 2018

Smiths Falls, ON, Canada - Canopy Growth Corporation (TSX:WEED) ("Canopy Growth" or the "Company") is pleased to announce that it expects its common shares will begin trading under the ticker symbol “CGC” on the New York Stock Exchange (the “NYSE”) tomorrow, May 24, 2018.

This listing follows a history of firsts for the Company including being the first publicly traded, federally regulated cannabis company in North America, and the first to be included in the S&P/TSX Composite index.

“We’re a company focussed on leadership, vision, and integrity and listing on one of the most prestigious exchanges in the world validates the level of execution and ambition our team has demonstrated,” said Bruce Linton, Chairman & CEO, Canopy Growth. “Five years ago, as a small Smiths Falls based start-up in the cannabis sector, we could have never imagined this historic moment. I am exceptionally proud of our team for what they have built and what we will continue to build by continuing our focus on research, product innovation, and intellectual property to drive the industry forward around the world.”

The Company’s common shares on the OTC Pink, under the symbol TWMJF, will continue to trade until market close on May 23, 2018, after which these shares will begin trading under the ticker symbol CGC on the NYSE. The Company’s common shares listed on the TSX will continue to trade under the ticker symbol WEED.

Canopy Growth focuses on delivering value for shareholders through an unparalleled market strategy which now includes operations in eight countries as well as a licensed domestic growing platform of 2.4 million sq. ft. This domestic production capacity is planned to increase to 5.6 million sq. ft. by the end of the calendar year to meet demand from the recreational market following legalization, as well as the rapidly expanding global medical cannabis market.

Here's to Future Growth in the Big Apple.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the timing for listing of the Company’s common shares on a U.S. stock exchange as well as statements relating to future trading liquidity and our future shareholder base. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with the receipt of all regulatory approvals for listing of the Company’s common shares on a U.S. stock exchange; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.